

October 18, 2021

James Xilas
Chief Executive Officer
Blubuzzard, Inc.
640 Douglas Avenue
Dunedin, FL 34698

   Re: Blubuzzard, Inc.
    Registration Statement on Form 10-12G
    Filed September 21, 2021
    File No. 000-56019

Dear Mr. Xilas:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G Filed September 21, 2021

General

1. We cannot agree with your response to comment 2 in our letter dated August 4, 2021. Accordingly, please revise your registration statement to disclose that you previously registered your common stock pursuant to Section 12(g) of the Exchange Act but did not file all required periodic reports during the time which you had a Section 13(a) reporting obligation. In the alternative, direct us to your annual report on Form 10-K for the fiscal year ended December 31, 2020 and your quarterly reports on Form 10-Q for the periods ended June 30, 2020, September 30, 2020, and March 31, 2021. Please also revise to disclose any material impact that being delinquent in the filings of your periodic reports had on the quotation or trading of your securities on OTC Pink and/or OTC Markets. For example only, we note that your common stock is currently traded on a private market where securities are restricted from public quoting or trading, that no firm is making a

market in your stock on OTC Link, and that you are currently identified as "Dark or Defunct."

2. We note your response to comments 3 and 4. Please revise your registration statement to disclose, if true, that you previously intended "to digitize silver" but have subsequently "abandoned the fintech business" and these efforts. Please also disclose, if true, that "neither BluBuzzard nor BluBuzzard Advisors ever sold or purchased any 'nuggets' and no customer ever received a 'nugget.'" Please make corresponding disclosures, if true, regarding "buzCoins" and any other digital asset whose value purportedly related to the value of silver. Please also disclose, if true, that "BluBuzzard Advisors is registered with the SEC, but it has not conducted any business or solicited any clients. It has no clients; no assets under management; and relatedly, no costs or fees related to providing such services."

    We note your statement in the response letter, dated September 21, 2021, that "BluBuzzard … never engaged in a securities offering…." We also note your public statements in the Company's press releases dated April 27, 2020, May 4, 2020, and May 15, 2020 that "bB is offering a free buzCoin to the first 5,000 individuals who open an account….", "bB was offering a free buzCoin to the first 5,000 individuals who opened an account, tested its desktop and mobile site, and then provided constructive feedback by completing the Survey. As of this press release, bB has 3,977 free buzCoins remaining. Sign up and get yours now….", and "Don't forget to complete the survey, and have your account credited with a free "nugget" currently valued at around $17 at bluBuzzard.com. This offer will end on June 15, 2020." We note the press releases are available at financialbuzz.com, among other websites. For example, see www.financialbuzz.com/blubuzzard-inc-begins-process-to-register-its-ria/. We also note that your website stated that "the first 5,000 individuals to open a bluBuzzard beta phase account and complete our survey will receive a free nugget." Please provide us with a detailed legal analysis for your exemption from registration under the Securities Act of 1933 for the offering referenced in the above statements.

3. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Business
Business Development, page 3

4. We note your revision in response to comment 5. Please further revise to disclose the price paid by Lykato Group, LLC in the October 21, 2019 share purchase transaction. Please also revise your Exhibit Index to include this agreement or provide us with your analysis for why this is not required pursuant to Item 601 of Regulation S-K. To the extent you wish to incorporate any exhibits by reference, please include an active

hyperlink in your Exhibit Index. Refer to Exchange Act Rule 12b-23(d).

Directors and Executive Officers
James Xilas..., page 9

5.   We note your response to comment 6. Please also revise your registration statement to disclose Mr. Xilas' relationship with Blu Nugget, LLC, and its role in any offering of digital assets by you and/or Blubuzzard Advisors.

Related Party Transactions, page 10

6.   We note your response to comment 7. Please also revise your registration statement to disclose, if true, that Mr. Xilas has no present or former affiliation with Mr. DeNunzio or Mr. Moody.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam Katz, Esq.